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                                                  Filer: Hewlett-Packard Company
                                       Pursuant to Rule 425 under the Securities
                           Act of 1933 Subject Company: Bluestone Software, Inc.
                                                   Commission File No. 000-26613


                              HP-BLUESTONE SOFTWARE
                    SPEAKING POINTS FOR PRESS TELECONFERENCE
                  TUESDAY/OCTOBER 24 ... 5:00 PM EST/2:00 PM PST
                       Speakers dial in #: 1-800-473-8825
                   Media and analyst call in #: 1-800-473-8796
                           (Confirmation #: 73432843)


RECEPTION - AT&T OPERATOR
(AT&T operator makes comments about this session being taped, etc.) Thank you for holding for the HP-Bluestone briefing, we're ready to begin.

WELCOME - HP/DIANE SCOTT (OPENING PR MODERATOR)
Thank you everyone for joining us today as we announce an exciting milestone for HP and its software strategy. This is Diane Scott in HP Public Relations and with me are:
     - Bill Russell, vice president and general manager for HP's Software & Solutions Organization; and
     -    Kevin Kilroy, president and CEO for Bluestone Software

The press release for today's news was made available on BusinessWire at 4:00 pm Eastern Standard Time.

I HAVE TO REMIND YOU THAT IT'S POSSIBLE THAT SOME OF OUR COMMENTS AND RESPONSES TO YOUR QUESTIONS MAY INCLUDE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, AND ACTUAL FUTURE RESULTS MAY VARY MATERIALLY. AGAIN, I ENCOURAGE YOU TO READ THE RISK FACTORS DESCRIBED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 1999 AND OUR SUBSEQUENTLY FILED REPORTS FOR AN UNDERSTANDING OF THE FACTORS THAT MAY AFFECT THE COMPANY'S BUSINESSES AND RESULTS.

     - Let's get started. I have the pleasure of introducing Bill Russell, vice president and general manager for HP's Software & Solutions Organization ... Bill ...

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THE NEWS - HP/BILL RUSSELL

- HP and Bluestone are announcing that we've reached a definitive agreement in which HP will acquire Bluestone, a leading Internet software company in a stock-for-stock merger.

- Under the terms of the agreement, Bluestone shareowners will receive 0.2433 shares of HP common stock for each share of Bluestone common stock.

- As we stated in the press release, the transaction is intended to be tax-free to shareowners of Bluestone and to be accounted for as a purchase.

- The completion of the transaction is, of course, subject to the normal closing conditions of transactions of this nature and the approval of Bluestone shareowners.

- Upon completion of the transaction, Bluestone will become a wholly owned subsidiary of HP - part of HP's software solutions organization.

- Importantly, Bluestone will play a key role in driving the development and future strategies related to HP's software solutions.

LET'S TALK A LITTLE BIT ABOUT WHY THIS DEAL IS STRATEGICALLY IMPORTANT TO HP ...

     1.  It's consistent with and builds on our e-services vision.
         -    As many of you know, HP has been talking about the services-based model of computing that's now emerging for almost two years.
         -    By adding Bluestone's highly acclaimed XML-based web application server and tools - we're enabling customers to develop and deploy applications and services that capitalize on the emerging services-based computing model
     2. It's consistent with and builds on our vision of embracing important computing trends ...
         - With a robust XML application server that supports Java as well as a full set of XML tools, Bluestone is the industry's recognized leader in XML implementations ...
         - XML is central to the emerging service-centric computing model, a new model of computing wherein services will dynamically interact with other services ... early implementations are the peer-to-peer computing models we're seeing today.
         - The industry is now embracing XML as a key technology for delivering e-services.
         -    XML is a recognized standard in the W3C community.
         - Early on HP recognized the importance of XML in providing the technology that would enable intelligent conversations, which is

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              E-Speak. HP has developed the Service Framework Specification, which is XML level APIs.
     3. It's consistent with our strategy of being a leader in the Internet infrastructure arena... and software is, of course, a key component of infrastructure.
          - Last week, at Gartner's IT/EXPO conference in Orlando ... Carly Fiorina talked about the fact that we intend to build a world-class software business.
          - Today, we already offer a number of category leading products ... including integrated service management (OpenView), security software (Praesidium), quality of service provisioning (WebQoS), high availability software (MC/ServiceGuard), and Internet service tracking and billing solutions (Smart Internet Usage).
          - Our software strategy is centered around the delivery of a winning architecture for e-services that drives business innovation and accelerates the growth of e-services ecosystems.
          -   We have anchored our strategy in 3 areas:

          1. BEST-IN-CLASS MIDDLEWARE that leverages XML, e-speak, changengine and other emerging web-based standards and interfaces required for services-based computing

          2. BEST-IN-CLASS INFRASTRUCTURE SOFTWARE for managing, monitoring and securing Internet transactions and interactions ... OpenView, WebQoS, Praesidium

          3. AND A LEADERSHIP PARTNER AND APPLICATIONS PORTFOLIO ... including i2, Oracle, SAP, BEA, Siebel

SO, WHY BLUESTONE?


- Bluestone's Total-e-Business solution is recognized as a leading next-generation software platform for B2B, B2C, and mobile service providers.
- Bluestone's solutions are world-class implementations of Java and XML-based technologies.
- And the Bluestone team has an excellent track record in developing and managing a terrific, leading-edge software business.


NOW A LITTLE BIT ABOUT HOW THIS ACQUISITION BENEFITS CUSTOMERS ...


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     -    Most of today 's e-business implementations are little more than automated extensions of traditional processes.
     - What if, instead, every business process could be executed dynamically?
     -    We believe a new e-services -based model of computing is emerging.
     - Soon, any process, any application, any task that can be digitized and delivered over the net will be.
     - Businesses will soon be able to reach customers throughout their day --no matter where the travel.
     - Key competencies and world-class processes will serve not only as key advantages, but revenue opportunities.
     - The Internet is moving into a new phase where it can be used to fundamentally transform business.
     -    Like HP, Bluestone saw this services model emerging
     - With Bluestone's technology customers will be able to develop, integrate, deploy, and manage J2EE and XML-based Internet applications and services across the enterprise, across trading community partners, and across interactions and transactions with customers using mobile appliances and devices.
     - And we're announcing that HP Consulting will develop a set of services that support the implementation and integration of Bluestone's technologies.
     - Working together, and in partnership with our customers, we're going to accelerate the shift to this new computing model.



Now I'd like to turn it over to Kevin Kilroy ... CEO of Bluestone



WHY HP/BLUESTONE SOFTWARE - BLUESTONE SOFTWARE/KEVIN KILROY

     - Let me start by spending a minute on who we are for those of you who cover HP but not Bluestone ...
     - As Bill mentioned ... Bluestone Software, Inc. is a leading provider of business-to-Web and wireless software technologies.
     -    Founded in 1989
     -    Growing at a rate of 190%
     - Started out by providing UNIX-oriented consulting services ... expanded offerings to include training and software... eventually got into the web application server development and deployment market ... today our key product, Bluestone's Total-e-Business-TM-


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          platform, provides comprehensive e-business platforms, Internet-class infrastructures, and robust integration services.
     -    Known for our leading-edge work in XML
     -    Defining a new space called Internet transactioning ...
     - With the acquisition, Bluestone's application server technology (implementing standards-based J2EE (Java 2 Enterprise Edition and XML technologies) - and Java Transaction Service (an industry first) will form the core of HP's middleware offering. This solution will allow customers to develop, integrate, deploy and manage J2EE and XML internet applications and services across the enterprise, across trading community partners, and across interactions and transactions with customers using mobile devices.
     - Our technology contributions build on HP's existing internet software portfolio.

WHY ARE WE EXCITED ABOUT BECOMING PART OF HP?

     -    Clearly, HP is a company on the move.
     -    Admire the leadership and direction at all levels.
     -    We have a shared vision of the emerging technology landscape.
     - Opportunity to dramatically expand our reach ... gobal sales, service, support, client roster.
     -    Joining a great engineering, R&D, technology innovation company.
     -    A world-class brand.
     -    Shared values.
     -    Similar cultures.

So for all those reasons, we think it's a great time to contribute to and participate in the growth of a great company.

Bill, let me turn the floor back to you so you can make any closing remarks and open it up to customers.

BILL RUSSELL/HP:

Let's go ahead and open it up to questions. Moderator, can you please start the questions.


LOCAL (PHILADELPHIA) PR MODERATOR: SHEILA CONSAUL
AT THIS TIME WE WOULD LIKE TO TAKE QUESTIONS FROM THE AUDIENCE. OPERATOR, WE ARE READY TO TAKE QUESTIONS ...

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Q&A - PR MODERATOR, AND AT&T OPERATOR
Operator gives instructions as to how to ask a question...


THANK YOU - DIANE SCOTT
     - Again, thank you for your time. HP's Bill Russell and Bluestone's Kevin Kilroy - along with their executive staff - are available for interviews for the next hour or so. They will also be available for phone meetings Wednesday and Thursday and face-to-face interviews in conjunction with Internet World at the Javits Center in New York City. To request an interview or receive additional information, please contact:

               -    Nam LaMore for HP at 408.447.8782 or nam_lamore@hp.com

               - John Capabianco for Bluestone at 610.915.5004 or cappy@bluestone.com

(AT&T operator makes final comments on playback, this was recorded, etc.)

________________________________________________________________________________

This script contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; and other risks that are described from time to time in HP's and Bluestone's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K for the year ended Oct. 31, 1999, Bluestone's annual report on Form 10-K for the year ended Dec. 31, 1999, and subsequently filed reports. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, HP's or Bluestone's results could differ materially from HP's or Bluestone's expectations in these statements. Neither HP nor Bluestone intends to update these forward-looking statements.

Investors and security holders of both HP and Bluestone are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by HP and Bluestone. Investors

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and security holders may obtain a free copy of the proxy statement /
prospectus when it is available and other documents filed by HP and Bluestone with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The proxy statement / prospectus and these other documents may also be obtained for free from HP and Bluestone.

Bluestone and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Bluestone's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Bluestone's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Bluestone.


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.




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